

June 18, 2014

Via E-mail
Robin G. Seim
Chief Financial Officer
Omnicell, Inc.
590 East Middlefield Road
Mountain View, CA 94043

>   **Re:** **Omnicell, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2013**
>   **Filed March 17, 2014**
>   **Form 10-Q for the quarterly period ended March 31, 2014**
>   **Filed May 12, 2014**
>   **File No. 000-33043**

Dear Mr. Seim:

We have reviewed your letter dated May 29, 2014 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 7, 2014.

Form 10-K for the fiscal year ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 42

1.   Your response to prior comment 1 indicates that you will present enhanced quantitative and qualitative disclosures that will provide greater insight into the relative significance and variability of the significant cost components included within cost of revenues on a

consolidated basis and by reportable segment. However, it is not clear how the disclosures in your Form 10-Q for the quarter ended March 31, 2014, provide greater insight. For example, we note that there was a 20% increase in product cost of revenue in the Automation and Analytics Segment however the nature of the costs that increased and the extent to which they increased remain unclear. As previously requested, please tell us how you considered providing details of the significant cost components included within cost of revenues as well as a discussion of how those components changed.

Consolidated Financial Statements

Note 2. Business Acquisition

MTS Medication Technologies, Inc.

Identifiable intangible assets, page F-17

2.   In your response to prior comment 3, you indicate that the basic technology of applying adhesive and backing to blister cards has not changed in decades. Please tell us whether such technology is patented or represents a secret process and/or unpatented technical expertise. In addition, since it appears that you have several competitors within the blister card industry, tell us whether or not such technology is generally known. Lastly, tell us how this technology meets the contractual-legal and separability criteria set forth in ASC 805-20.

Form 10-Q for the quarterly period ended March 31, 2014

Item 2. Management Discussion and Analysis of Financial Condition and Results of Operations, page 25

3.   We note your disclosure on page 20 that you assess performance of your segments using income (loss) from operations, among other things. We also note that you present income (loss) from operations and operating margins for each of your reportable segments in the table provided on page 28. It appears that segment income (loss) from operations and operating margins have varied significantly for each of your segments, however, your discussion of segment results does not address these variances. Please tell us what consideration was given to discussing income (loss from operations) and operating margins by segment, or tell us why such information is not necessary in obtaining an understanding of your business.

You may contact Juan Migone, Staff Accountant at (202) 551-3312, or Christine Davis, Assistant Chief Accountant at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief